March 10, 2023

Anu Dubey

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Vertical Capital Income Fund File Nos. 333-208597 and 811-22554

Dear Ms. Dubey:

On January 13, 2023, Vertical Capital Income Fund (the "Registrant") filed a Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy"). On January 20, 2023, you provided oral comments on the Proxy to which the Registrant responded by letter dated February 13, 2023. On February 28, 2023, you provided supplemental comments to the proposed revisions to the Proxy and the February 13, 2023, response letter. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein shall have the same meaning prescribed to them in the Proxy. A marked (versus the February 13, 2023, draft) version of a supplemental draft Definitive Proxy Statement is attached to aid in your review. The contents of Exhibits A, B, and C and E have not changed and are omitted for the sake of convenience. Exhibit D is also omitted, because the additional change to its contents is presented in the supplemental response to what was comment 39 in the original February 13, 2023, response letter.

General Guidance. Please file as correspondence on EDGAR the Registrant's second response letter and a marked copy of the proxy statement sufficiently in advance of filing the definitive version of the proxy statement to allow for SEC staff review and adequate time for resolution of all comments.

PROXY STATEMENT

Comment 1. Under the QUESTIONS AND ANSWERS section, in response to "How will the Fund's portfolio be repositioned and what are the costs and tax implications?", if the Fund will bear brokerage and similar costs from converting 95% of its holdings to cash and then buying CLO investments, disclose such CLO-related costs as a dollar amount and as a percent of Fund assets. This disclosure should be in addition to the current disclosure of indirect costs of selling Fund assets of "$1,000,000 or about 0.94%." If CLO assets are acquired in a principals' market without brokerage and similar costs, so state.

Response: The Registrant has added disclosure noting that, in connection with the purchase of CLO assets, the Fund expects to pay brokerage and similar costs of approximately $265,000 or 0.25% of the Fund's net assets as of December 31, 2022, raising the total indirect costs of converting the Fund's portfolio to approximately $1,265,000 or about 1.19%.

Comment 2. Remove footnote call "3" in the Fee Waiver line of the proforma fee table and the footnotes that follow.

Response: The Registrant has removed footnote call "3" as requested.

Comment 3. In the single sentence paragraph following the proforma expense examples, please remove "and that the new expense limitation agreement was in place" and adjust the expense example numbers if affected.

Response: The Registrant has made the requested deletion. The registrant notes that the proforma expenses examples are not affected by the deletion because there was 0.00% fee waiver affect included in the fee table.

Comment 4. Related to "Summary of Certain Proposed Changes to the Declaration of Trust" paragraph (G), please revise Section 5.6(b) and 5.6(c) of the proposed Amended and Restated Declaration of Trust to state that the 10% requirement of 5.6(b) and the expense reimbursement requirement of 5.6(c) do not apply to claims brought under federal securities laws.

Response: The Registrant has made the requested revisions as indicated by adding a new Section 5.6(e), which states:

(e)       The requirements of paragraphs (b) and (c) of this Section 5.6, shall not apply to claims brought under the federal securities laws.

Comment 5. Related to "Summary of Certain Proposed Changes to the Declaration of Trust" paragraph (H), please revise the Proxy to state that this exclusive jurisdiction requirement does not apply to claims brought under federal securities laws.

Response: The Registrant has made the requested revision to paragraph (H).

Comment 6.

(A)	In paragraph four under "Summary of Certain Aspects of Delaware Control Share Acquisition Statute," please expand disclosures to note that Section 1.9 of the proposed Amended and Restated By-Laws exclude shares that are required to be mirror voted from the effect of the Delaware Control Share Acquisition Statute.
(B)	In section entitled "Summary of Certain Aspects of Delaware Control Share Acquisition Statute," please include a summary of the positive and negative effects of the Delaware Control Share Acquisition Statute and the exemptions in the proposed Amended and Restated By-Laws.

Response:

(A)	The Registrant has made the requested addition regarding mirror voted shares. In addition, the Registrant has added disclosure noting that the Amended and Restated By-Laws exempt preferred shares from the effects of the Delaware Control Share Acquisition Statute.

(B)	The Registrant respectfully submits that the primary effect of the Delaware Control Share Acquisition Statute is already disclosed within the Proxy. This primary effect is that once a voting power threshold is reached, an acquirer has no voting rights with respect to the shares acquired in excess of that threshold unless approved by affirmative vote of two-thirds of all votes entitled to be cast on the matter or exempted by the Board.

Comment 7. First and Second Meeting.

(A)	Please revise broker non-vote disclosure related to the second meeting to state that if shareholders have not provided instructions to a broker, that broker is not allowed to give a proxy for such shares, and, therefore, such shares will not count as present for quorum purposes.
(B)	Because the section entitled "VOTING SECURITIES AND VOTING" states that "[a] Meeting may also be adjourned by the vote of a majority of the shares represented at the Meeting, even if a quorum is present, to permit further solicitation of proxies," please include this as a proposal to be voted upon in the proxy statement and proxy card with respect to the second meeting. (The SEC staff views this as a substantive proposal for which the proxy does not confer discretionary authority.)

Response:

(A)	The Registrant has made the requested revision.

(B)	The Registrant has included this second meeting adjournment as a proposal to be voted upon in the proxy statement and proxy card.

PRIOR RESPONSE LETTER

Comment 8. With respect to the response to original Comment 1, please elaborate on why the Registrant is not aware of any effect of the Delaware Control Share Acquisition Statute on any proposal.

Response: The Registrant notes that, to the Registrant's knowledge, all shares over the relevant voting power thresholds were acquired by the applicable shareholders prior to August 1, 2022, the effective date of the Delaware Control Share Acquisition Statute, and therefore the voting power of such shares are unaffected by the statute.

Comment 9. With respect to paragraph two of the response to original Comment 5, please disclose in the Proxy:

(A)	If contractual arrangements involving the purchase of Fund shares outside of the tender offer is conditioned on the success or completion of the tender offer. (See Rule 14e-5(b)(7) and Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001, L. Rule 14e-5, Question 8.)

(B)	If unconditional, please also disclose the existence of the contract and all material terms including quality, price and the parties. (See Rule 14e-5(b)(7)(iii).)

Response: To clarify Registrant's prior response, the private purchases of shares outside of the tender offer are not within the scope of Rule 14e-5. Rule 14e-5 prohibits purchases "from the time of public announcement of the tender offer until the tender offer expires." The contractual arrangements involving the private purchase of Fund shares by CGCIM (or one of its affiliates) were entered into prior to public announcement of the tender offer and under the terms of such agreement, the purchase will not occur until after the tender offer has expired.

Comment 10. With respect to original Comment 37 on bundling:

(A)	represent to the SEC staff that the changes to the Declaration of Trust in proposal number five do not require shareholder approval under the Delaware Statutory Trust Act or the existing Agreement and Declaration of Trust; and

(B)	represent to the SEC staff that the changes to the Declaration of Trust in proposal number five do not require shareholder approval under the NYSE rules.

Response:

(A)	The Registrant reiterates its prior response that it is seeking shareholder approval of the Amended and Restated Declaration of Trust due to contractual provisions in the Transaction Agreement, not because the proposed changes require shareholder approval. Reputable Delaware counsel has been consulted and the Registrant represents to the SEC staff that it has determined that the changes to the Declaration of Trust in proposal number five do not require shareholder approval under the Delaware Statutory Trust Act or the existing Agreement and Declaration of Trust.

(B)	The Registrant represents to the SEC staff that the proposed amendments to the Declaration of Trust in proposal number five do not require shareholder approval under NYSE rules.

If you have any questions concerning the responses in this letter please contact JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

Parker Bridgeport